COMMENTS RECEIVED ON FEBRUARY 10, 2017

FROM EDWARD BARTZ

FIDELITY INCOME FUND (File Nos. 811-04085 and 002-92661)

Fidelity Income Replacement 2022 Fund

Fidelity Income Replacement 2024 Fund

Fidelity Income Replacement 2026 Fund

Fidelity Income Replacement 2028 Fund

Fidelity Income Replacement 2030 Fund

Fidelity Income Replacement 2032 Fund

Fidelity Income Replacement 2034 Fund

Fidelity Income Replacement 2036 Fund

Fidelity Income Replacement 2038 Fund

Fidelity Income Replacement 2040 Fund

Fidelity Income Replacement 2042 Fund

PRELIMINARY PROXY STATEMENT FILED ON FEBRUARY 3, 2017

SHAREHOLDER MEETING DATE: APRIL 19, 2017

PROPOSAL #1 – To modify each fund’s fundamental investment objective.

C:

The Staff requests that Proposal 1 be revised in plain English.

R:

We will revise Proposal 1 as requested.

PROPOSAL #1 – To modify each fund’s fundamental investment objective.

C:

The Staff requests we provide a better explanation of why the horizon date is being revised by such a significant amount and provide a clearer discussion of “stable neutral allocation” and “modified asset allocation strategy”.

R:

The date included in each Income Replacement Fund’s current name indicates the horizon date, after which the fund is scheduled to liquidate. If shareholders approve each proposal, Fidelity will reposition each of the Income Replacement Funds as two separate product lines, the “Fidelity Simplicity RMD Funds” and the “Fidelity Managed Retirement Funds.” The Fidelity Simplicity RMD Funds will be a suite of four “horizon date” funds and one income fund designed for customers looking for a simple solution to the complexities associated with required minimum distributions mandated by the Internal Revenue Service (IRS). The Fidelity Managed Retirement Funds will be a suite of five “horizon date” funds and one income fund designed for investors seeking to use their account as a source of income in retirement.

The horizon date in each applicable fund’s name will no longer reflect a date after which the fund is expected to be liquidated because the Fidelity Simplicity RMD Funds and Fidelity Managed Retirement Funds will not automatically liquidate. Rather, the date in each applicable fund’s new name will correspond to the year that is closest to the year that an investor turns age 70. For example, the Fidelity Simplicity RMD 2015 Fund is designed for investors who turned age 70 in or within a few years of 2015 and plan to gradually withdraw the value of their account in the fund over time in accordance with IRS-mandated minimum required distributions.

Each Fidelity Simplicity RMD Fund and Fidelity Managed Retirement Fund’s asset allocation strategy will be modified to support the newly repositioned funds, which will no longer automatically liquidate at the horizon date, but instead may be combined with an income fund, the Fidelity Simplicity RMD Income Fund or Fidelity Managed Retirement Income Fund, as applicable. Under the “modified asset allocation strategy,” the total equity exposure of each fund will decline more gradually and each fund may employ active asset allocation to increase or decrease “neutral” asset class exposures up to certain limits depending on FMRC’s market outlook. Each income fund will have a “stable neutral allocation,” or a more conservative asset allocation that is not expected to vary over time.

We will clarify these points in the proxy statement disclosure as requested.

PROPOSAL #1 – To modify each fund’s fundamental investment objective.

C:

The Staff questions whether an N-14 will be filed with regard to this combination of funds. If not, please explain why not.

R:

When the neutral asset allocation of a fund matches an allocation similar to Fidelity Simplicity RMD Income Fund or Fidelity Managed Retirement Income Fund, as applicable, the Board of Trustees may combine the fund with Fidelity Simplicity RMD Income Fund or Fidelity Managed Retirement Income Fund, as applicable, without shareholder approval, and the fund’s shareholders will become shareholders of Fidelity Simplicity RMD Income Fund or Fidelity Managed Retirement Income Fund.

The “Shareholder Information – Account Policies” section of the prospectus for the Fidelity Simplicity RMD Funds and Fidelity Managed Retirement Funds will provide:

“Combination with Fidelity [Simplicity RMD/Managed Retirement] Income Fund. Each fund may be combined with Fidelity [Simplicity RMD/Managed Retirement] Income Fund, without a vote of shareholders, if the funds’ Board of Trustees determines at the time of the proposed combination that combining the funds is in the best interests of the funds and their shareholders. Prior to a combination, Fidelity will notify shareholders of a fund of the combination and any tax consequences.”

We do not expect to file an N-14 with respect to the combination of a Fidelity Simplicity RMD Fund or Fidelity Managed Retirement Fund (each, a Target Fund) into Fidelity Simplicity RMD Income Fund or Fidelity Managed Retirement Income Fund, respectively (each transaction, a Reorganization). Shareholders of a Target Fund will be notified about the applicable Reorganization by a supplement that will be filed under Rule 497 under the Securities Act of 1933 (1933 Act). Neither the organizational documents of the trust, nor the law under which the trust is organized, requires shareholder approval of a Reorganization. Additionally, a Reorganization will be conducted in accordance with the requirements of Rule 17a-8 under the Investment Company Act of 1940. Because the Reorganization will meet the standard laid out in Rule 17a-8(a)(3)(i) – (iv), shareholder approval is not required.

In our view, the trust is not required to register Fidelity Simplicity RMD Income Fund or Fidelity Managed Retirement Income Fund shares to be issued in connection with a Reorganization on Form N-14 because the Reorganization is outside the scope of Rule 145(a) under the 1933 Act. The preliminary note to Rule 145 provides that “[t]he thrust of Rule 145 is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to shareholders a plan or agreement pursuant to which such shareholders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” (emphasis added) There will be no investment decision by a Target Fund and no volitional act necessary to accept a new security in connection with a Reorganization, thus there is no “offer” or “sale” to Target Fund shareholders for purposes of the registration requirements of Section 5 of the 1933 Act. The shareholders of a Target Fund do not have voting rights or appraisal rights with respect to a Reorganization. Further, each Reorganization will involve funds that are overwhelmingly similar and therefore does not appear to implicate any material change in investment for Target Fund shareholders that would warrant the use of a separate registration of shares on Form N-14. Finally, shareholders of a Target Fund would not benefit in any material way from registration of Fidelity Simplicity RMD Income Fund’s or Fidelity Managed Retirement Income Fund’s shares on Form N-14. They will receive appropriate information about the Reorganization via a supplement.

PROPOSAL #2 – To approve an amended and restated management contract between each fund and FMR Co., Inc. (FMRC).

C:

The Staff requests we confirm whether the funds invest in only Fidelity Funds.

R:

Yes. The funds invest only in Fidelity Funds.

PROPOSAL #2 – To approve an amended and restated management contract between each fund and FMR Co., Inc. (FMRC).

“New Advisory Contracts. Each New Advisory Contract adds: (i) a provision establishing the management fee payable by each class of the fund; (ii) a provision stating that in the case of initiation or termination of the New Advisory Contract during any month, the fee for that month will be reduced proportionately on the basis of the number of days which it is in effect, and the fee will be determined based on the average net assets for the business days it is in effect for that month; and (iii) a provision stating that in the event that the fund issues additional classes of shares, the New Advisory Contract may be modified by mutual consent of the parties to set forth the management fee to be paid with respect to the additional classes of shares. Under the New Advisory Contract, any differences in the management fees of a fund’s classes will not be the result of any differences in advisory fees related to the management of the fund’s assets and any increase in the management fee for a class will require approval by the shareholders of that class. The New Advisory Contracts also state the expenses related to the operation of the funds will be paid by the fund and FMRC.”

C:

The Staff requests that we disclose what else is included in the management fee besides the advisory fee.

R:

We will add the following disclosure in the description of “New Advisory Contracts” under Proposal #2:

“The management fee paid by a fund will be for the investment advisory and management services and facilities furnished under the New Advisory Contract. Under the terms of each New Advisory Contract, FMRC will act as investment adviser and, subject to the supervision of the Board of Trustees, direct the investments of the fund in accordance with its investment objective, policies and limitations. FMRC is authorized, in its discretion, to allocate the fund’s assets among the underlying Fidelity® funds in which the fund may invest. FMRC will also provide the fund with all necessary office facilities and personnel for servicing the fund’s investments, compensate all officers of each fund and all Trustees who are interested persons of the trust or of FMRC, and compensate all personnel of each fund or FMRC performing services relating to research, statistical and investment activities.

“In addition, FMRC or its affiliates, subject to the supervision of the Board of Trustees, will provide the management and administrative services necessary for the operation of each fund. These services include providing facilities for maintaining each fund’s organization; supervising relations with custodians, transfer and pricing agents, accountants, underwriters and other persons dealing with each fund; preparing all general shareholder communications and conducting shareholder relations; maintaining each fund’s records and the registration of each fund’s shares under federal securities laws and making necessary filings under state securities laws; developing management and shareholder services for each fund; and furnishing reports, evaluations and analyses on a variety of subjects to the Board of Trustees. For additional information on the services provided under the New Advisory Contract, please see the form of New Advisory Contract included as Appendix E.”

FOLLOW-UP COMMENTS RECEIVED ON MARCH 9, 2017

FROM EDWARD BARTZ

FIDELITY INCOME FUND (File Nos. 811-04085 and 002-92661)

Fidelity Income Replacement 2022 Fund

Fidelity Income Replacement 2024 Fund

Fidelity Income Replacement 2026 Fund

Fidelity Income Replacement 2028 Fund

Fidelity Income Replacement 2030 Fund

Fidelity Income Replacement 2032 Fund

Fidelity Income Replacement 2034 Fund

Fidelity Income Replacement 2036 Fund

Fidelity Income Replacement 2038 Fund

Fidelity Income Replacement 2040 Fund

Fidelity Income Replacement 2042 Fund

PRELIMINARY PROXY STATEMENT FILED ON FEBRUARY 3, 2017

SHAREHOLDER MEETING DATE: APRIL 19, 2017

PROPOSAL #1 – To modify each fund’s fundamental investment objective.

“Repositioning of Fidelity Income Replacement Funds. If you approve this Proposal 1 and Proposal 2 described below, Fidelity will reposition the eleven Fidelity Income Replacement Funds as two separate product lines, the “Fidelity Simplicity RMD Funds” and the “Fidelity Managed Retirement Funds,” in order to better meet the specific needs of shareholders in retirement. The Fidelity Simplicity RMD Funds will be a suite of four “horizon date” funds and one income fund designed for customers looking for a simple solution to the complexities associated with required minimum distributions mandated by the Internal Revenue Service (IRS). The Fidelity Managed Retirement Funds will be a suite of five “horizon date” funds and one income fund designed for investors seeking to use their account as a source of income in retirement. Each new product line is described in more detail below.”

C:

Please define horizon date for the Income Replacement Funds. Please define and emphasize the difference of the definition of horizon date for the Fidelity Simplicity RMD Funds and Fidelity Management Retirement Funds.

R:

We will add the following paragraph after the above referenced paragraph in the proxy statement:

“Each Fidelity Income Replacement Fund’s investment objective is intended to support a payment strategy to be administered through the “horizon date” or calendar year in the fund’s name. A shareholder’s participation in the payment strategy will result in the gradual liquidation of the shareholder’s entire investment in a Fidelity Income Replacement Fund by its horizon date. Accordingly, each Income Replacement Fund is designed to automatically liquidate shortly after its horizon date. In contrast, the horizon date in the name of each Fidelity Simplicity RMD Fund and Fidelity Managed Retirement Fund will correspond to the year that is closest to the year that an investor turns age 70. For example, the Fidelity Simplicity RMD 2015 Fund is designed for investors who turned age 70 in or within a few years of 2015 and plan to gradually withdraw the value of their account in the fund over time in accordance with IRS-mandated minimum required distributions. The Fidelity Simplicity RMD Funds and Fidelity Managed Retirement Funds are not designed to automatically liquidate. Instead, the asset allocation of each Fidelity Simplicity RMD Fund and Fidelity Managed Retirement Fund will become increasingly conservative until it reaches an allocation similar to that of the Fidelity Simplicity RMD Income Fund or Fidelity Managed Retirement Income Fund, as applicable, at which time it may be combined with that fund.”

PROPOSAL #1 – To modify each fund’s fundamental investment objective.

“The horizon date in each applicable fund’s new name will no longer reflect a date after which the fund is expected to be liquidated because the Fidelity Simplicity RMD Funds will not automatically liquidate. Rather, the date in each applicable fund’s new name will correspond to the year that is closest to the year that an investor turns age 70. For example, the Fidelity Simplicity RMD 2015 Fund is designed for investors who turned age 70 in or within a few years of 2015 and plan to gradually withdraw the value of their account in the fund over time in accordance with IRS-mandated minimum required distributions.”

C:

Please disclose what happens if you are placed in a fund and will not turn 70 near the horizon date. Please also provide similar disclosure for Fidelity Managed Retirement Funds should a shareholder redeem in this instance. And if so, please address the tax consequences.

R:

The prospectus for each Fidelity Simplicity RMD Fund and Fidelity Managed Retirement Fund will prominently disclose that each fund is designed for investors who have turned or will turn age 70 on or within a few years of the fund’s horizon date. The prospectus will also disclose the tax consequences associated with purchases and redemptions of fund shares.

PROPOSAL #1 – To modify each fund’s fundamental investment objective.

“The horizon date in each applicable fund’s new name will no longer reflect a date after which the fund is expected to be liquidated because the Fidelity Simplicity RMD Funds will not automatically liquidate. Rather, the date in each applicable fund’s new name will correspond to the year that is closest to the year that an investor turns age 70. For example, the Fidelity Simplicity RMD 2015 Fund is designed for investors who turned age 70 in or within a few years of 2015 and plan to gradually withdraw the value of their account in the fund over time in accordance with IRS-mandated minimum required distributions.”

C:

Does Fidelity have any policies in place to ensure that only those investors who turn 70 near the horizon date invest in the fund?

R:

In addition to disclosure, Fidelity will take appropriate measures, as needed, to help ensure that investors understand and identify the appropriate Fidelity Simplicity RMD Fund or Managed Retirement Fund to meet their retirement needs.

PROPOSAL #1 – To modify each fund’s fundamental investment objective.

“Currently, each Income Replacement Fund’s asset allocation strategy is designed to achieve a level of total return consistent with a payment strategy to be administered through the horizon date specified in the fund’s name, shortly after which the fund is expected to be liquidated. The payment strategy is designed to be implemented through a shareholder’s voluntary participation in the Smart Payment Program®, a systematic withdrawal program that results in the gradual liquidation of the shareholder’s investment over time. If Proposals 1 and 2 are approved by shareholders of a fund listed in the table above, the fund will be repositioned as the corresponding Fidelity Simplicity RMD Fund shown in the table. The repositioned fund will have a modified asset allocation strategy, as described below, and be paired with a different voluntary automated systematic withdrawal plan that complements the fund’s modified asset allocation strategy and is designed to enable shareholders to receive monthly, quarterly, or annual payments from the fund based on their expected required minimum distributions from certain types of retirement accounts as mandated by the IRS.”

C:

Please describe the last sentence in plain English. For example, the fund will begin systematic redemptions of fund shares. Also, please discuss the tax consequences of the systematic redemptions.

R:

We will revise the underlined disclosure as follows:

“The repositioned fund will have a modified asset allocation strategy, as described below, and be paired with a new voluntary withdrawal plan. The new withdrawal plan, which will be purely voluntary, will be available for the Fidelity Simplicity RMD Funds for shareholders to customize their payment strategy for their individual situation. The plan will enable shareholders to receive monthly, quarterly, or annual payments from the fund based on their expected required minimum distributions from certain types of retirement accounts as mandated by the IRS.”

With respect to tax consequences, we note that the prospectus will disclose the tax consequences associated with purchases and redemptions of fund shares.

PROPOSAL #1 – To modify each fund’s fundamental investment objective.

“Like each Income Replacement Fund’s current asset allocation strategy, each Fidelity Simplicity RMD Fund’s modified asset allocation strategy will become increasingly conservative over time (except in the case of Fidelity Simplicity RMD Income Fund, which will have a “stable” neutral asset allocation, i.e., a more conservative asset allocation that is not expected to vary over time). However, each Fidelity Simplicity RMD Fund’s asset allocation strategy will be designed to support the newly repositioned fund, which will no longer automatically liquidate at the horizon date. Instead, each Fidelity Simplicity RMD Fund’s allocation to underlying Fidelity funds will become increasingly conservative until it reaches an allocation similar to that of the Fidelity Simplicity RMD Income Fund, at which time it may be combined with that fund. Under the modified asset allocation strategy, the total equity exposure of each Fidelity Simplicity RMD Fund will decline more gradually and each Fidelity Simplicity RMD Fund may employ active asset allocation to increase or decrease the fund’s “neutral” asset allocation by up to 10 percentage points to reflect FMRC’s market outlook, and make allocations from 0% to 10% individually, but no more than 25% in the aggregate, to asset classes that are not reflected in each fund’s neutral asset allocation.”

C:

Please consider a graphic showing the different glide paths.

R:

We will include the glide paths for the Fidelity Simplicity RMD Funds and Fidelity Managed Retirement Funds in the funds’ prospectuses.

PROPOSAL #1 – To modify each fund’s fundamental investment objective.

“Impact of the Proposal and Related Changes. Fidelity believes that if the funds’ shareholders approve this proposal and the related changes are implemented, the funds and their automated systematic withdrawal plans will be better able to meet the specific retirement needs of shareholders and better positioned for future growth. Specifically, the Fidelity Simplicity RMD Funds and their automated systematic withdrawal plan will focus on providing investors required minimum distributions as mandated by the IRS, while the Fidelity Managed Retirement Funds and their automated systematic withdrawal plan will focus on providing an income solution to investors age 60 and above who wish to use their retirement account as a source of income in retirement.

Although the Fidelity Simplicity RMD Funds will be specifically designed for shareholders to whom minimum distribution requirements apply, shareholders to whom minimum distribution requirements do not apply (such as those investing through taxable accounts or Roth IRAs) will continue to have access to the funds’ age-appropriate asset allocation.”

C:

Please describe the last sentence in plain English.

R:

We will revise the underlined disclosure as follows:

“Shareholders to whom minimum distribution requirements do not apply (such as those investing through taxable accounts or Roth IRAs) will continue to have access to the funds’ age-appropriate asset allocation.”

PROPOSAL #1 – To modify each fund’s fundamental investment objective.

“If a fund’s shareholders approve the New Advisory Contracts, and the New Series Fund Contracts and fund repositioning take effect, under the new pricing structure, overall expenses for each fund will decrease by at least 0.01% and up to 0.11% per year compared to the fund’s total annual operating expenses as of July 31, 2016, which reflects an estimated $94,310 aggregate expense reduction for fund shareholders relative to expenses as of that date. The new pricing structure will also lead to more stable and predictable total expenses than shareholders experience today. Under the current structure, a fund’s decision to sell one underlying fund and buy another can result in shifting expense levels for that fund. For example, if, in response to market conditions, Fidelity allocates more of a fund’s assets to underlying funds with higher total expenses, a fund shareholder’s overall expenses would increase. Under the new structure, most expenses of the underlying funds are eliminated, so investment decisions would generally not affect the overall expenses that fund shareholders pay.”

C:

Please change “overall expenses” to “total annual operating expenses”.

R:

We will make the requested change.